04025744

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
APR 14 2004
WASH. D.C. 152 SECTION

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, April 13, 2004, Series 2004-CB3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107958
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
APR 15 2004
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 13, 2004

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________________

Name: Matthew R. Bollo

Title: Asst. Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Term Sheet **Date Prepared: March 29, 2004**

C-BASS Mortgage Loan Asset-Backed Certificates,

Series 2004-CB3*

Approximate Total Offered Size: $150,573,000

Credit-Based Asset Servicing and Securitization LLC
Seller
Litton Loan Servicing LP
Servicer
Citigroup Mortgage Loan Trust, Inc.
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/Moody's/Fitch)	WAL (Call/Mat)
		OFFERED CERTIFICATES			
Class AV-2	$ 38,100,000	Floating / Senior	[ ]% (2)	AAA/Aaa/AAA	1.00/1.00
Class AV-3	$ 35,400,000	Floating / Senior	[ ]% (2)	AAA/Aaa/AAA	3.01/3.01
Class AV-4	$ 9,470,000	Floating / Senior	[ ]% (2)	AAA/Aaa/AAA	6.39/8.20
Class M-1	$24,216,000	Floating / Mezz	[ ]% (2)	AA/Aa2/AA	4.61/5.07
Class M-2	$20,180,000	Floating / Mezz	[ ]% (2)	A/A2/A	4.56/4.97
Class M-3	$7,063,000	Floating / Mezz	[ ]% (2)	A-/A3/A-	4.54/4.89
Class B-1	$6,054,000	Floating / Mezz	[ ]% (2)	BBB+/Baa1/BBB+	4.53/4.83
Class B-2	$5,045,000	Floating / Mezz	[ ]% (2)	BBB/Baa2/BBB	4.52/4.73
Class B-3	$5,045,000	Floating / Mezz	[ ]% (2)	BBB-/Baa3/BBB-	4.52/4.59
		NON-OFFERED CERTIFICATES			
Class AV-1	$ 243,745,000	Floating / Senior	[ ]% (2)	AAA/Aaa/AAA	2.46/2.65
Class B-4	$5,045,000	Floating / Mezz	[ ]% (2)	[BB+/Ba1/BB]	4.22/4.22

(1) Certificate sizes are subject to change (+/- 5%)
(2) The Class AV-1, Class AV-2, Class AV-3 and Class AV-4 Certificates will bear interest at variable rates, and their respective margins will increase by 2x following the Optional Termination Date; Class M-1, Class M-2, Class M-3, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates will bear interest at variable rates and their margins will increase by 1.5x following the Optional Termination Date

Transaction Overview:

Lead Manager: **Citigroup Global Markets, Inc**
Co Managers: JP Morgan Securities Inc
Rating Agencies: S&P / Moody's / Fitch
Trustee: U.S. Bank National Association

Expected Pricing Date: March 30, 2004
Expected Settlement Date: April 8, 2004

For Further Information:

Mortgage Finance
Phil Seares (212) 723-1145
Brian Appell (212) 723-6395
Ian Wesson (212) 723-6334

MBS Trading
Jim De Mare (212) 723-6217
Matthew Cherwin (212) 723-6217

MBS Structuring
Mike Leung (212) 723-6325
Adrian Wu (212) 723-6406

*All numbers are preliminary and subject to change.

TRANSACTION SUMMARY

Title of Securities:	C-BASS Mortgage Loan Asset-Backed Certificates, Series 2004-CB3
Offered Certificates:	Class AV-2, Class AV-3, Class AV-4, Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates
Non-Offered Certificates:	Class AV-1, Class B-4, Class X, Class N, and Class R Certificates
Class A or Senior Certificates:	Class AV-1, Class AV-2, Class AV-3 and Class AV-4 Certificates
Group I Certificates:	Class AV-1 Certificates
Group II Certificates:	Class AV-2, Class AV-3 and Class AV-4 Certificates
Subordinate Certificates:	Class M-1, Class M-2, Class M-3, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates.
Seller:	Credit-Based Asset Servicing and Securitization LLC ("C-BASS")
Servicer:	Litton Loan Servicing LP, an affiliate of the Seller
Depositor:	Citigroup Mortgage Loan Trust, Inc.
Trustee:	U.S. Bank National Association
Closing Date:	On or about April 8, 2004
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing April 25, 2004.
Cut-off Date:	March 1, 2004
Payment Delay:	The Offered Certificates and the Class B-4 Certificates have a 0 day delay
Day Count:	The Offered Certificates and the Class B-4 Certificates are Actual/360
Servicing Fee Rate:	0.50% per annum
Trustee Fee Rate:	0.0065% per annum
Administrative Fees:	Servicing Fee and Trustee Fee
Denomination:	$25,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	All Classes will NOT be SMMEA eligible.
ERISA Eligibility:	All Senior Certificates may be ERISA eligible. The Class M and Class B Certificates will not be ERISA eligible.
Tax Status:	The Offered Certificates and the Class B-4 Certificates will be treated as REMIC regular interests for federal income tax purposes.

STRUCTURE SUMMARY

Structure: Senior/Subordinate/Overcollateralization Structure

Pricing Speed: 4.6% to 23% CPR for months 1 to 12 and 23% CPR thereafter on the Fixed-Rate Mortgage Loans
4% to 35% CPR for months 1 to 24 and 35% CPR thereafter on the Adjustable-Rate Mortgage Loans

Mortgage Pool: As of the Cutoff Date, the Mortgage Pool consists of 2,503 fixed rate and adjustable-rate, closed end mortgage loans, secured by 1st and 2nd lien, level pay and balloon mortgages on primarily 1-4 family properties with an approximate outstanding principal balance of $403,601,303 as of the Cutoff Date.

The Group I Mortgage Loans will represent approximately 2,032 fixed and adjustable-rate Mortgage Loans with principal balances that conform to Freddie Mac and Fannie Mae guidelines totaling approximately $301,106,683 and the Group II Mortgage Loans will represent approximately 471 fixed and adjustable-rate Mortgage Loans with principal balances which may or may not conform to Freddie Mac and Fannie Mae guidelines totaling approximately $102,494,621.

Pass-Through Rate:

- The monthly Pass-Through Rate for the Offered Certificates and the Class B-4 Certificates on each Distribution Date is the lesser of:
  - (1) the Formula Rate
  - (2) the related Net WAC Cap for that Distribution Date
- The Formula Rate for the Offered Certificates and the Class B-4 Certificates is as follows:
  - *On or prior to the Optional Termination Date:* 1-Month LIBOR plus a margin which will be set at pricing for the Offered Certificates and the Class B-4 Certificates.
  - *After the Optional Termination Date:* 1-Month LIBOR plus 2x the margin for the Senior Certificates and 1-Month LIBOR plus 1.5x the margin for the Subordinate Certificates. Margins will be set at pricing for each applicable Offered Certificate and the Class B-4 Certificates.

Principal Payments for Senior Certificates: Prior to the Stepdown Date or if a Trigger Event occurs, the Senior Certificates will receive ALL of the principal collected on the related mortgage loans plus any Excess Interest from the mortgage loans required to build to or maintain the applicable Targeted Overcollateralization Amount.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Senior Certificates will be an amount such that the Senior Certificates will have 38.10% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial credit support).

Principal Payments for Subordinate Certificates: The Subordinate Certificates will NOT receive any principal payments prior to the Stepdown Date.

Thereafter (assuming no Trigger Event is in effect), principal will be shared among the Subordinate Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Principal Remittance Amount: For any Distribution Date is equal to the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

citigroup

STRUCTURE SUMMARY *(Continued)*

Group I Principal Remittance Amount: For any Distribution Date is equal to the aggregate of:

(i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans actually received or advanced on or prior to the related Determination Date;

(ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the related Prepayment Period; and

(iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period net of reimbursements, including reimbursements to the trustee and the master servicer, to the extent applied as recoveries of principal on the Group I Mortgage Loans

Group II Principal Remittance Amount: For any Distribution Date is equal to the aggregate of:

(i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans actually received or advanced on or prior to the related Determination Date;

(ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the related Prepayment Period; and

(iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period net of reimbursements, including reimbursements to the trustee and the master servicer, to the extent applied as recoveries of principal on the Group II Mortgage Loans

Optional Termination: 10% cleanup call based on the Cut-off Date Principal Balance of the mortgage loans. The Servicer or an affiliate of the Servicer shall have the right to exercise the clean-up call. If the Servicer, or any of its affiliates, exercises the cleanup call, the Offered Certificateholders and the Class B-4 Certificate holders are entitled to:

- Outstanding principal balance of the Offered Certificates and Class B-4 Certificates
- Current interest accrued on such balance at the related Pass-Through Rate
- Interest previously earned but not paid (if any)
- "LIBOR Carryover Amount" (if any)

Group I Net WAC Cap: For any Distribution Date, the Group I Net WAC Cap will equal the weighted average net mortgage rates of the Group I Mortgage Loans. The Group I Net WAC Cap is subject to an adjustment based on the actual number of days that have elapsed in the related Interest Accrual Period.

Group II Net WAC Cap: For any Distribution Date, the Group II Net WAC Cap will equal the weighted average net mortgage rates of the Group II Mortgage Loans. The Group II Net WAC Cap is subject to an adjustment based on the actual number of days that have elapsed in the related Interest Accrual Period.

STRUCTURE SUMMARY *(Continued)*

Subordinate Net WAC Cap: For any Distribution Date, the Subordinate Net WAC Cap will equal the weighted average net mortgage rates of the Mortgage Loans weighted in proportion to the results of subtracting from the aggregate principal balance of each related loan group the current principal amount of the related Class A Certificates. The Subordinate Net WAC Cap is subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Net Mortgage Interest Rate: For each Mortgage Loan the applicable Mortgage Interest Rate less the sum of:

(i) the Servicing Fee Rate, and

(ii) the Trustee Fee Rate.

LIBOR Carryover Amount: If on any Distribution Date, the Pass-Through Rate for the Offered Certificates and the Class B-4 Certificates is limited by the related Net WAC Cap, the excess of (i) the amount of interest the Offered Certificates and the Class B-4 Certificates would have accrued for such Distribution Date based on its respective Formula Rate, over (ii) the amount of interest the Certificates accrued for such Distribution Date based on the related Net WAC Cap, together with the unpaid portion of any such excess from prior Distribution Dates plus interest accrued thereon.

Interest Carry Forward Amount: As of any Distribution Date the sum of:

(x) the excess, if any, of the Accrued Certificate Interest and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate on the basis of the actual number of days elapsed since the prior Distribution Date.

Excess Interest: Excess Interest, to the extent it is not used for other required purposes, including to absorb realized losses on the mortgage loans, to cover interest shortfalls on the Certificates or to fund any Overcollateralization Deficiency, will be available to make payments of the LIBOR Carryover Amount to the Certificates in an amount equal to any reductions in the amount of interest payable to such holders caused by application of the related Net WAC Cap.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

(i) the aggregate Certificate Principal Balance of the Subordinate Certificates, and

(ii) the overcollateralization amount, in each case before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the Pool Balance as of the last day of the related Collection Period.

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the sum of outstanding principal balance of the Offered Certificates and Class B-4 Certificates and (ii) the sum of the Principal Remittance Amount and any Excess Interest allocable to principal in order build to or maintain the Targeted Overcollateralization Amount.

Class AV-1 Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group I Mortgage Loans. With respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, an amount, not less than zero, equal to the excess of (i) the outstanding balance of the Class AV-1Certificates over (ii) the lesser of (a) approximately 61.90% of the outstanding collateral balance of the Group I Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period minus $1,505,533 .

STRUCTURE SUMMARY *(Continued)*

Group II Certificate Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, 100% of the principal received on the Group II Mortgage Loans. With respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, an amount, not less than zero, equal to the excess of (i) the outstanding balance of the Group II Certificates over (ii) the lesser of (a) approximately 61.90% of the outstanding collateral balance of the Group II Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period minus $512,473 .

Principal Distributions on the Group II Certificates will be allocated sequentially to the Class AV-2, Class AV-3 and Class AV-4 Certificates, in that order.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates after distribution of the Class AV-1 and Group II Certificate Principal Distribution Amounts on the related Distribution Date and (b) the outstanding balance of the Class M-1 Certificates over (ii) the lesser of (a) approximately 73.90% of the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period minus $2,018,007 .

Class M-2 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates and Class M-1 Certificates after distribution of the Class AV-1 and Group II Certificate Principal Distribution Amounts and the Class M-1 Principal Distribution Amount, respectively, on the related Distribution Date and (b) the outstanding balance of the Class M-2 Certificates over (ii) the lesser of (a) approximately 83.90% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $2,018,007 .

Class M-3 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates, Class M-1 and Class M-2 Certificates after distribution of the Class AV-1 and Group II Certificate Principal Distribution Amounts and Class M-1 and Class M-2 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class M-3 Certificates over (ii) the lesser of (a) approximately 87.40% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $2,018,007 .

STRUCTURE SUMMARY *(Continued)*

Class B-1 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates, Class M-1, Class M-2 and Class M-3 Certificates after distribution of the Class AV-1 and Group II Certificate Principal Distribution Amounts and Class M-1, Class M-2, and Class M-3 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class B-1 Certificates over (ii) the lesser of (a) approximately 90.40% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $2,018,007 .

Class B-2 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3 and the Class B-1 Certificates after distribution of the Class AV-1 and Group II Certificate Principal Distribution Amounts and the Class M-1, Class M-2, Class M-3 and Class B-1 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class B-2 Certificates over (ii) the lesser of (a) approximately 92.90% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $2,018,007 .

Class B-3 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class B-1 and the Class B-2 Certificates after distribution of the Class AV-1 and Group II Certificate Principal Distribution Amounts and the Class M-1, Class M-2, Class M-3, Class B-1 and Class B-2 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class B-3 Certificates over (ii) the lesser of (a) approximately 95.40% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $2,018,007 .

Class B-4 Principal Distribution Amount: With respect to any Distribution Date on or after the Stepdown Date on which a trigger event is not in effect, the excess of (i) the sum of (a) the aggregate outstanding principal balance of the Senior Certificates and the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and the Class B-3 Certificates after distribution of the Class AV-1 and Group II Principal Distribution Amounts and the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Principal Distribution Amounts, respectively, on the related Distribution Date and (b) the outstanding balance of the Class B-4 Certificates over (ii) the lesser of (a) approximately 97.90% of the outstanding collateral balance of the Mortgage Loans on the last day of the related Collection Period and (b) the outstanding collateral balance Mortgage Loans on the last day of the related Collection Period minus $2,018,007 .

STRUCTURE SUMMARY *(Continued)*

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, pro-rata, including any accrued unpaid interest from a prior Distribution Date, (first from the related loan group, then from the other loan group if necessary), and then, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M and Class B Certificates, sequentially.
2. Prior to the Stepdown Date or if a Trigger Event is in effect:
   a) To pay the Class AV-1 and Group II Certificate Principal Distribution Amounts to the Class AV-1and Group II Certificates, respectively, until each such class is reduced to zero.
   b) To the extent of any shortfall in a) above, to pay principal to the Class A Certificates each respective group's senior portion of excess interest until each such class has reached its initial credit support.
   c) To the extent of any shortfall in b) above, from remaining Excess Interest and from any remaining Principal Remittance Amount, if any, to the Senior Certificates then entitled to receive distributions in respect of principal in order to reduce the Senior Certificate Principal Balances of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount in the following order of priority:
      - Class AV-1 Certificates
      - Group II Certificates, sequentially
   d) To pay the Principal Distribution Amount to the Class M Certificates sequentially until each such class has been reduced to zero.
   e) To pay the Principal Distribution Amount to the Class B Certificates sequentially until each such class has been reduced to zero.
3. On or after the Stepdown Date and if a Trigger Event is not in effect:
   a) To pay the Class AV-1 and Group II Principal Distribution Amounts to the Class AV-1 and Group II Certificates, respectively, as defined above until each such class has been reduced to zero.
   b) To the extent of any shortfall in a) above, from remaining Excess Interest and from any remaining Principal Remittance Amount, if any, to the Senior Certificates then entitled to receive distributions in respect of principal in order to reduce the Senior Certificate Principal Balances of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount in the following order of priority:
      - Class AV-1 Certificates
      - Group II Certificates, sequentially
   c) To pay the Class M-1 Principal Distribution Amount to the Class M-1 Certificates until such class is reduced to zero.
   d) To pay the Class M-2 Principal Distribution Amount to the Class M-2 Certificates until such class is reduced to zero.
   e) To pay the Class M-3 Principal Distribution Amount to the Class M-3 Certificates until such class is reduced to zero.
   f) To pay the Class B-1 Principal Distribution Amount to the Class B-1 Certificates until such class is reduced to zero.
   g) To pay the Class B-2 Principal Distribution Amount to the Class B-2 Certificates until such class is reduced to zero.
   h) To pay the Class B-3 Principal Distribution Amount to the Class B-3 Certificates until such class is reduced to zero.
   i) To pay the Class B-4 Principal Distribution Amount to the Class B-4 Certificates until such class is reduced to zero.

4. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount in the following order of priority:
    - Class A Certificates, as detailed in the Pooling and Servicing Agreement
    - Class M Certificates, sequentially
    - Class B Certificates, sequentially
5. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates, sequentially.
6. From Excess Interest, if any, to pay Interest Carry Forward Amounts on the Class B Certificates, sequentially.
7. From Excess Interest, if any, to pay the Net WAC Rate Carryover Amounts on the Class A, Class M and Class B Certificates in the same order of priority as described in 1 above.
8. To pay any remaining amount to the Class X, N and R in accordance with the Pooling and Servicing Agreement.

CREDIT ENHANCEMENT SUMMARY

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero, and

(ii) the later to occur of:

(x) the Distribution Date in April 2007 and

(y) the first Distribution Date on which the Senior Enhancement Percentage equals twice its initial amount

Trigger Event [Pending Rating Agency Approval]:

On a Distribution Date, a Trigger Event will be in effect if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Collection Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date.

Distribution Date Percentage	Percentage
April 2007 to March 2008	[3.00]%
April 2008 to March 2009	[4.75]%
April 2009 to March 2010	[6.25]%
April 2010 and thereafter	[7.00]%

(ii) If the three-month rolling average of 60+ Day Delinquent Loans equals or exceeds [43%] of the Senior Enhancement Percentage.

60+ Day Delinquent Loan:

Each Mortgage Loan with respect to which any portion of a Monthly Payment is, as of the last day of the prior Collection Period, two months or more past due, each Mortgage Loan in foreclosure and all REO Property.

CREDIT ENHANCEMENT SUMMARY *(Continued)*

Credit Enhancement:

Credit Enhancement will be provided by:

- Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates
  - Class M Certificates are senior to the Class B Certificates and the Class M Certificates with a lower numerical designation are senior to those Class M Certificates with a higher numerical designation
  - Class B Certificates with a lower numerical designation are senior to those Class B Certificates with a higher numerical designation

Initial Credit Support*		On or After Stepdown Date*	
Class	Percentage**	Class	Percentage*
A	19.05%	A	38.10%
M-1	13.05%	M-1	26.10%
M-2	8.05%	M-2	16.10%
M-3	6.30%	M-3	12.60%
B-1	4.80%	B-1	9.60%
B-2	3.55%	B-2	7.10%
B-3	2.30%	B-3	4.60%
B-4	1.05%	B-4	2.10%

* *Includes Overcollateralization*

***Approximate*

Overcollateralization:

If the total principal balance of the Mortgage Loans in the Trust exceeds the total principal amount of the Offered Certificates and the Class B-4 Certificates, there is overcollateralization available to absorb losses on the Mortgage Loans before such losses affect the certificates. On the closing date, the total initial principal balance of the Mortgage Loans will equal approximately $403,601,303, while the total initial principal amount of the Certificates is only $399,363,000. This results in overcollateralization equal to approximately 1.05% of the total initial principal balance of the Mortgage Loans. If the level of overcollateralization falls below what is required under the pooling and servicing agreement, the excess interest will be paid to the Offered Certificates and the Class B-4 Certificates as principal. This will have the effect of reducing the principal balance of the Certificates faster than the principal balance of the Mortgage Loans until the required level of overcollateralization is reached.

Overcollateralization Deficiency:

As of any Distribution Date, the excess, if any, of:

(x) the Targeted Overcollateralization Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

CREDIT ENHANCEMENT SUMMARY *(Continued)*

Targeted Overcollateralization Amount:

As of any Distribution Date:

(x) prior to the Stepdown Date, approximately 1.05% of the initial balance of the Mortgage Loans, and

(y) on and after the Stepdown Date, the lesser of:

- (i) 1.05% of the initial balance of the Mortgage Loans, and
- (ii) the greater of:
  - (a) approximately 2.10% of the balance of the Mortgage Loans as of the last day of the related Collection Period and
  - (b) approximately 0.50% of the initial balance of the Mortgage Loans.

Targeted Overcollateralization Stepdown:

On and after the Stepdown Date and assuming that a Trigger Event is not in effect, the Targeted Overcollateralization Amount may be permitted to decrease or "Stepdown."

If the Targeted Overcollateralization Amount is permitted to "Stepdown" on a Distribution Date, the Pooling and Servicing Agreement requires that a portion of the Principal Distribution Amount for such Distribution Date NOT be passed through as a distribution of principal on the Offered Certificates and Class B-4 Certificates.

- This has the effect of decelerating the amortization of the Certificates relative to the Pool Balance, thereby reducing the actual level of the Overcollateralization Amount to the new, lower Targeted Overcollateralization Amount.
- This portion of the Principal Distribution Amount not distributed as principal on the Certificates therefore releases overcollateralization from the Trust. The amount of such releases are the "Overcollateralization Release Amounts."

Overcollateralization Release Amount:

With respect to any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, the lesser of:

(x) the Principal Remittance Amount for such Distribution Date and

(y) the excess, if any, of:

- (i) the overcollateralization amount for such Distribution Date, assuming that 100% of the Principal Remittance Amount is applied as a principal payment on the Certificates on such Distribution Date, over
- (ii) the Targeted Overcollateralization Amount for such Distribution Date

With respect to any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Release Amount will be zero.

Allocation of Losses/ Subordination:

Realized losses on the mortgage loans will be applied:

- ➢ First to reduce the Excess Interest and overcollateralization amount
- ➢ Then to the Certificates in the following order of priority:
  - (i) to the Class B-4 Certificates until such class has been reduced to zero
  - (ii) to the Class B-3 Certificates until such class has been reduced to zero
  - (iii) to the Class B-2 Certificates until such class has been reduced to zero
  - (iv) to the Class B-1 Certificates until such class has been reduced to zero
  - (v) to the Class M-3 Certificates until such class has been reduced to zero
  - (vi) to the Class M-2 Certificates until such class has been reduced to zero
  - (vii) to the Class M-1 Certificates until such class has been reduced to zero
  - (viii) to the Class A Certificates, *pro rata*, until such classes have been reduced to zero

citigroup

MORTGAGE POOL SUMMARY (1)

Prepayment Penalty Terms: Approximately, 74.12% of the Mortgage Loans by principal balance as of the Cut-off Date require the mortgagor to pay a penalty if the mortgagor prepays the mortgage loan as shown on the table on page 25.

Advances: Subject to certain limitations, the Servicer must advance delinquent payments of principal and interest on the mortgage loans.

The Servicer will NOT make any Advances of principal or interest with respect to Simple Interest Loans (approximately 0.55%)

The Servicer will NOT make any Advances of principal with respect to:

- REO Properties (interest only will be advanced)
- 2nd Lien Loans (interest only will be advanced)

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall, on any Distribution Date, with Compensating Interest to the extent of one-half of its Servicing Fee for each Distribution Date.

Current Loans: A Mortgage Loan that was not 30 or more days delinquent as of the Cut-off Date.

Special Hazard Loss Allocation: Special Hazard Losses will be allocated as described in the Pooling and Servicing Agreement, except that if such losses, as of any date of determination, exceed the greater of (i) [1.00]% of the Pool Balance on such date, (ii) two times the amount of the Principal Balance of the largest Mortgage Loan in the Mortgage Pool and (iii) an amount equal to the aggregate Principal Balances of the Mortgage Loans in the largest zip-code concentration in the State of California, such excess losses will be allocated among all the outstanding classes including the Class N and Class X Certificates pro-rata, based on their respective Certificate Principal Balances. Any allocation of such excess in reduction of a Certificate Principal Balance is referred to as an "Applied Realized Loss Amount." Any such reduction of a Certificate Principal Balance will not be reversed or reinstated. However, on future Distribution Dates, Certificateholders of the related class may receive amounts in respect of prior reductions in the related Certificate Principal Balances. Such subsequent payments will be applied in the reverse of the order set forth above.

Special Hazard Losses: Special Hazard Losses are generally Realized Losses that result from direct physical damage to Mortgaged Properties caused by natural disasters and other hazards which (i) are not traditionally covered by hazard insurance policies (such as earthquakes) and (ii) have been submitted and rejected by the related hazard insurer and any shortfall in insurance proceeds for partial damage due to the application of the co-insurance clauses contained in hazard insurance policies.

(1)The collateral information presented in this Series Term Sheet regarding the Mortgage Pool is as of the Cut-off Date.

MORTGAGE POOL SUMMARY *(Continued)*

Forbearance Plan Mortgage Loan: Approximately 0.17% of the mortgage loans are Forbearance Plan Mortgage Loans ("Forbearance Plan Mortgage Loans "). A Forbearance Plan Mortgage Loan is one in which the related mortgagor must make monthly payments ("Modified Scheduled Payments") in an amount at least equal to the sum of (i) the amount of the monthly scheduled payment of principal and interest determined in accordance with such mortgage loan's original amortization schedule ("Regular Scheduled Payments") plus (ii) an additional amount to be applied to pay down the total amount of scheduled monthly payments due thereon on or before the Cut-off Date but not received prior to the Cut-off Date plus the aggregate amount of tax and insurance advances made with respect to such mortgage loan to the extent remaining outstanding as of the Cut-off Date. Each Forbearance Plan Mortgage Loan is current pursuant to its plan.

Bankruptcy Plan Mortgage Loan: Approximately 0.30% of the mortgage loans are Bankruptcy Plan Mortgage Loans ("Bankruptcy Plan Mortgage Loans"). A Bankruptcy Plan Mortgage Loan is one in which the related mortgagor defaulted and, after default, became the subject of a case under either Chapter 7 or 13 of the United States Bankruptcy Code, and, as of the Cut-off Date, had a confirmed bankruptcy plan. Each such bankruptcy plan generally requires the related mortgagor to make Modified Scheduled Payments in an amount at least equal to (i) the Regular Scheduled Payment plus (ii) an additional amount sufficient to pay down overdue amounts resulting from the period of default, generally over a period of three to five years from the commencement of such bankruptcy plan; provided that, certain Chapter 7 loans were not reaffirmed by the related bankruptcy court. Such mortgage loans are non-recourse to the borrower, but in order to prevent foreclosure, the borrower must continue to make regular scheduled payments thereon. Each Bankruptcy Plan Mortgage Loan is current pursuant to its plan.

Owner-Financed Mortgage Loans: Approximately 0.68% of the mortgage loans are Owner-financed mortgage loans ("Owner-Financed Mortgage Loans"). Owner-financed Mortgage Loans are originated by the individual sellers of the related mortgaged property. The mortgagor under an owner-financed mortgage loan generally does not complete a mortgage loan application and the seller of the related property generally does not verify the income or employment of the related mortgagor. In connection with the acquisition of an Owner-financed Mortgage Loan, the Seller performed the following:

- Obtained and reviewed the credit history and payment history of the mortgagor ;
- Calculated the loan-to-value ratio of the mortgage loan at the time of acquisition for underwriting purposes to determine the mortgagor's equity in the related mortgaged property;
- In certain instances, the Seller may have used a previous appraisal if it was completed within one year prior to the Seller's purchase, in which case the Seller generally will require the appraiser to recertify the value in such appraisal; and
- May have obtained a drive-by appraisal, generally within three months of acquisition.

High Cost Mortgage Loans: As of the Cut-Off Date, 0.02% of the mortgage loans were High Cost Mortgage Loans. Purchasers or assignees of any High Cost Mortgage Loan, including the trust, could be liable under federal law for all claims and subject to all defenses that the borrower could assert against the originator of a High Cost Mortgage Loan. Remedies available to the borrower include monetary penalties, as well as rescission rights if appropriate disclosures were not given or provided in a timely way as required or the mortgage contains certain prohibited loan provisions.

EXCESS INTEREST OF POOL (PRELIMINARY AND SUBJECT TO CHANGE AT PRICING)

Pd	Libor Flat (%)	Libor Forwards (%)	Pd	Libor Flat (%)	Libor Forwards (%)
1	6.1523	6.1427	41	5.2337	4.1351
2	5.4972	5.4661	42	5.2418	4.0934
3	5.4439	5.3971	43	5.3059	4.1945
4	5.4911	5.4316	44	5.2506	3.9902
5	5.4371	5.3372	45	5.3094	4.0923
6	5.4332	5.2949	46	5.2541	4.0374
7	5.4797	5.3087	47	5.2558	4.0141
8	5.4245	5.1815	48	5.3719	4.2901
9	5.4705	5.1716	49	5.2593	3.9263
10	5.4143	5.0398	50	5.3182	4.0455
11	5.4088	4.9611	51	5.2627	3.8430
12	5.5576	5.0874	52	5.3217	4.0820
13	5.3973	4.8035	53	5.2680	3.8983
14	5.4431	4.7586	54	5.2723	3.8664
15	5.3850	4.5643	55	5.3337	3.9973
16	5.4307	4.5272	56	5.2803	3.7996
17	5.3721	4.3350	57	5.3339	3.9466
18	5.3649	4.2240	58	5.2816	3.8498
19	5.4103	4.2056	59	5.2863	3.8359
20	5.3494	4.0086	60	5.4613	4.3195
21	5.3910	4.0014	61	5.2960	3.7714
22	5.2702	4.4882	62	5.3575	3.9093
23	5.2731	4.5278	63	5.3060	3.7035
24	5.4375	4.8005	64	5.3675	3.9419
25	5.2641	4.3734	65	5.3164	3.7511
26	5.3101	4.4032	66	5.3217	3.7226
27	5.2448	4.1994	67	5.3832	3.8675
28	5.2909	4.4845	68	5.3327	3.6636
29	5.2240	4.3189	69	5.3953	3.8169
30	5.2131	4.2439	70	5.3462	3.6933
31	5.2592	4.2909	71	5.3531	3.6824
32	5.1896	4.0826	72	5.5265	4.2012
33	5.2359	4.1418	73	5.3673	3.6401
34	5.1669	4.2145	74	5.4298	3.8011
35	5.1554	4.1866	75	5.3822	3.6025
36	5.3235	4.5564	76	5.4447	3.8261
37	5.1294	4.0587	77	5.3979	3.6370
38	5.2281	4.1706	78	5.4070	3.6228
39	5.1991	3.9996	79	5.4706	3.7888
40	5.2803	4.3003			

- Excess Interest (Interest from CE/beg collateral *1200)
- Calculated at the Pricing Speed
- Priced to Call
- Bonds pay at 1 Month LIBOR forwards, while Collateral recasts under 6 Month LIBOR forwards

Pool Cap Table – 1-year CMT @ 1.18 for Life; 1-month LIBOR @ 1.09% for Life;6-month LIBOR @ 1.15% for Life and 12-Month Libor @ 1.30% for Life

Pool Cap – Static Indices

Pd	Group I Net WAC Cap (%)	Group II Net WAC Cap (%)	Subordinate Net WAC Cap (%)	Pd	Group I Net WAC Cap (%)	Group II Net WAC Cap (%)	Subordinate Net WAC Cap (%)	Pd	Group I Net WAC Cap (%)	Group II Net WAC Cap (%)	Subordinate Net WAC Cap (%)
1	12.38	12.30	12.36	28	6.98	6.98	6.98	55	7.02	7.13	7.05
2	7.02	6.97	7.00	29	6.76	6.76	6.76	56	6.79	6.90	6.82
3	6.79	6.74	6.78	30	6.76	6.76	6.76	57	7.01	7.14	7.04
4	7.02	6.97	7.00	31	6.98	6.99	6.99	58	6.78	6.91	6.82
5	6.79	6.74	6.78	32	6.76	6.77	6.76	59	6.78	6.92	6.82
6	6.79	6.74	6.78	33	6.99	7.00	6.99	60	7.51	7.67	7.55
7	7.01	6.96	7.00	34	6.76	6.79	6.77	61	6.79	6.93	6.82
8	6.79	6.74	6.77	35	6.77	6.79	6.77	62	7.01	7.17	7.05
9	7.01	6.96	7.00	36	7.49	7.53	7.50	63	6.79	6.94	6.83
10	6.79	6.73	6.77	37	6.77	6.80	6.78	64	7.02	7.18	7.06
11	6.79	6.73	6.77	38	7.00	7.03	7.01	65	6.79	6.95	6.83
12	7.51	7.45	7.50	39	6.77	6.81	6.78	66	6.79	6.96	6.84
13	6.79	6.73	6.77	40	7.00	7.05	7.01	67	7.02	7.19	7.07
14	7.01	6.96	7.00	41	6.77	6.82	6.79	68	6.80	6.97	6.84
15	6.79	6.73	6.77	42	6.78	6.83	6.79	69	7.02	7.21	7.07
16	7.01	6.96	7.00	43	7.00	7.06	7.02	70	6.80	6.98	6.85
17	6.79	6.74	6.78	44	6.78	6.84	6.79	71	6.80	6.98	6.85
18	6.79	6.74	6.78	45	7.01	7.07	7.02	72	7.53	7.74	7.59
19	7.02	6.97	7.00	46	6.78	6.85	6.80	73	6.80	6.99	6.85
20	6.79	6.74	6.78	47	6.78	6.85	6.80	74	7.03	7.23	7.08
21	7.01	6.97	7.00	48	7.25	7.33	7.27	75	6.81	7.01	6.86
22	6.73	6.70	6.72	49	6.78	6.87	6.81	76	7.03	7.24	7.09
23	6.75	6.70	6.74	50	7.01	7.10	7.03	77	6.81	7.02	6.86
24	7.48	7.45	7.47	51	6.79	6.88	6.81	78	6.81	7.02	6.87
25	6.75	6.74	6.75	52	7.01	7.11	7.04	79	7.04	7.26	7.10
26	6.98	6.96	6.98	53	6.79	6.89	6.81				
27	6.76	6.75	6.75	54	6.79	6.89	6.82				

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- Calculated at the Pricing Speed
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call

Pool Cap Table – 1-year CMT @ 20.00% for Life;1-month LIBOR @ 20.00% for Life;6-month LIBOR @ 20.00% for Life and 12-Month Libor @ 20.00% for Life – NO Corridor

Pool Cap – Stressed Indices

Pd	Group I Net WAC Cap (%)	Group II Net WAC Cap (%)	Subordinate Net WAC Cap (%)	Pd	Group I Net WAC Cap (%)	Group II Net WAC Cap (%)	Subordinate Net WAC Cap (%)	Pd	Group I Net WAC Cap (%)	Group II Net WAC Cap (%)	Subordinate Net WAC Cap (%)
1	12.38	12.30	12.36	28	9.51	9.54	9.51	55	11.08	10.72	10.99
2	7.02	7.06	7.03	29	9.30	9.23	9.28	56	10.71	10.36	10.62
3	6.80	6.91	6.83	30	9.30	9.27	9.29	57	11.09	10.70	10.98
4	7.03	7.17	7.07	31	9.60	9.58	9.60	58	10.75	10.36	10.65
5	6.81	6.94	6.84	32	9.29	9.26	9.28	59	10.74	10.35	10.64
6	6.81	6.94	6.84	33	9.61	9.57	9.60	60	11.88	11.44	11.76
7	7.04	7.18	7.07	34	9.92	9.86	9.90	61	10.71	10.32	10.61
8	6.81	6.95	6.84	35	10.03	9.86	9.99	62	11.05	10.65	10.95
9	7.04	7.18	7.07	36	11.11	10.97	11.08	63	10.68	10.30	10.58
10	6.81	6.94	6.84	37	10.03	9.90	9.99	64	11.03	10.62	10.92
11	6.81	6.94	6.84	38	10.35	10.22	10.32	65	10.66	10.27	10.55
12	7.54	7.69	7.58	39	10.02	9.88	9.98	66	10.64	10.25	10.54
13	6.81	6.95	6.84	40	10.93	10.76	10.88	67	10.98	10.58	10.87
14	7.04	7.18	7.07	41	10.67	10.41	10.60	68	10.61	10.23	10.51
15	6.81	6.95	6.85	42	10.67	10.44	10.61	69	10.94	10.55	10.84
16	7.04	7.18	7.07	43	11.01	10.78	10.95	70	10.58	10.20	10.48
17	6.82	6.95	6.85	44	10.64	10.42	10.58	71	10.56	10.18	10.46
18	6.82	6.95	6.85	45	10.98	10.75	10.92	72	11.67	11.26	11.57
19	7.04	7.19	7.08	46	10.78	10.46	10.70	73	10.53	10.16	10.43
20	6.83	6.96	6.86	47	10.79	10.45	10.70	74	10.86	10.48	10.76
21	7.07	7.20	7.11	48	11.52	11.16	11.43	75	10.49	10.13	10.40
22	8.34	8.54	8.39	49	10.76	10.43	10.68	76	10.83	10.45	10.73
23	8.65	8.56	8.63	50	11.11	10.76	11.02	77	10.46	10.10	10.37
24	9.59	9.63	9.60	51	10.73	10.40	10.65	78	10.45	10.09	10.35
25	8.66	8.70	8.67	52	11.12	10.76	11.03	79	10.78	10.41	10.68
26	8.94	8.98	8.95	53	10.75	10.40	10.66				
27	8.66	8.69	8.67	54	10.74	10.39	10.65				

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- Calculated at the Pricing Speed
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call

CBASS 2004-CB3 BREAK-EVEN ANALYSIS

BREAKEVEN (1ST DOLLAR LOSS) Forwards			
Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	WAL (yrs.)
M-1	24.70	20.03	5.95
M-2	17.29	15.74	7.23
M-3	15.01	14.20	9.56
B-1	13.12	12.82	10.27
B-2	11.61	11.66	10.97
B-3	10.02	10.36	11.44

Assumptions

1. Stepdown fail
2. 40% loss severity
3. 6 month lag
4. 1st dollar loss
5. Run at Pricing Speed
7. P&I Advance
8. Forward curves as of 03/25/2004
9. Deal settles 04/08/2004
10. Bonds are sold at par
11. Run to Maturity

BOND SUMMARY TO CALL

Class AV-1

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	17.93	4.60	**2.46**	1.51	1.16
Principal Window (mths.)	1-340	1-153	**1-79**	1-51	1-28
Final Maturity Date	Jul 2032	Dec 2016	**Oct 2010**	Jun 2008	Jul 2006

Class AV-2

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	10.51	1.66	**1.00**	0.73	0.58
Principal Window (mths.)	1-197	1-38	**1-22**	1-16	1-13
Final Maturity Date	Aug 2020	May 2007	**Jan 2006**	Jul 2005	Apr 2005

Class AV-3

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	21.80	5.78	**3.01**	1.89	1.48
Principal Window (mths.)	197-328	38-131	**22-67**	16-32	13-24
Final Maturity Date	Jul 2031	Feb 2015	**Oct 2009**	Nov 2006	Mar 2006

Class AV-4

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	28.09	12.42	**6.39**	3.22	2.14
Principal Window (mths.)	328-340	131-153	**67-79**	32-51	24-29
Final Maturity Date	Jul 2032	Dec 2016	**Oct 2010**	Jun 2008	Aug 2006

Class M-1

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.60	8.54	**4.61**	4.20	2.82
Principal Window (mths.)	254-340	52-153	**40-79**	49-51	29-36
Final Maturity Date	Jul 2032	Dec 2016	**Oct 2010**	Jun 2008	Mar 2007

Class M-2

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.60	8.54	**4.56**	3.83	2.96
Principal Window (mths.)	253-340	52-153	**38-79**	42-51	35-36
Final Maturity Date	Jul 2032	Dec 2016	**Oct 2010**	Jun 2008	Mar 2007

BOND SUMMARY TO CALL (Continued)

Class M-3

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.59	8.54	**4.54**	3.62	2.83
Principal Window (mths.)	253-340	52-153	**38-79**	40-51	33-36
Final Maturity Date	Jul 2032	Dec 2016	**Oct 2010**	Jun 2008	Mar 2007

Class B-1

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.59	8.54	**4.53**	3.54	2.75
Principal Window (mths.)	253-340	52-153	**37-79**	39-51	32-36
Final Maturity Date	Jul 2032	Dec 2016	**Oct 2010**	Jun 2008	Mar 2007

Class B-2

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.59	8.54	**4.52**	3.49	2.70
Principal Window (mths.)	253-340	52-153	**37-79**	39-51	31-36
Final Maturity Date	Jul 2032	Dec 2016	**Oct 2010**	Jun 2008	Mar 2007

Class B-3

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.59	8.53	**4.52**	3.44	2.65
Principal Window (mths.)	253-340	52-153	**37-79**	38-51	31-36
Final Maturity Date	Jul 2032	Dec 2016	**Oct 2010**	Jun 2008	Mar 2007

BOND SUMMARY TO MATURITY

Class AV-1

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	17.99	4.92	**2.65**	1.59	1.16
Principal Window (mths.)	1-357	1-301	**1-177**	1-114	1-28
Final Maturity Date	Dec 2033	Apr 2029	**Dec 2018**	Sep 2013	Jul 2006

Class AV-2

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	10.51	1.66	**1.00**	0.73	0.58
Principal Window (mths.)	1-197	1-38	**1-22**	1-16	1-13
Final Maturity Date	Aug 2020	May 2007	**Jan 2006**	Jul 2005	Apr 2005

Class AV-3

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	21.80	5.78	**3.01**	1.89	1.48
Principal Window (mths.)	197-328	38-131	**22-67**	16-32	13-24
Final Maturity Date	Jul 2031	Feb 2015	**Oct 2009**	Nov 2006	Mar 2006

Class AV-4

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	28.54	15.18	**8.20**	4.10	2.14
Principal Window (mths.)	328-357	131-299	**67-177**	32-118	24-29
Final Maturity Date	Dec 2033	Feb 2029	**Dec 2018**	Jan 2014	Aug 2006

Class M-1

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.75	9.30	**5.07**	4.90	3.98
Principal Window (mths.)	254-356	52-261	**40-149**	49-95	29-80
Final Maturity Date	Nov 2033	Dec 2025	**Aug 2016**	Feb 2012	Nov 2010

Class M-2

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.74	9.23	**4.97**	4.08	3.28
Principal Window (mths.)	253-355	52-242	**38-133**	42-85	35-59
Final Maturity Date	Oct 2033	May 2024	**Apr 2015**	Apr 2011	Feb 2009

BOND SUMMARY TO MATURITY (Continued)

Class M-3

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.73	9.13	**4.89**	3.83	2.98
Principal Window (mths.)	253-353	52-217	**38-117**	40-74	33-52
Final Maturity Date	Aug 2033	Apr 2022	**Dec 2013**	May 2010	Jul 2008

Class B-1

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.72	9.03	**4.83**	3.72	2.87
Principal Window (mths.)	253-351	52-203	**37-109**	39-69	32-48
Final Maturity Date	Jun 2033	Feb 2021	**Apr 2013**	Dec 2009	Mar 2008

Class B-2

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.69	8.90	**4.73**	3.62	2.79
Principal Window (mths.)	253-349	52-187	**37-100**	39-64	31-45
Final Maturity Date	Apr 2033	Oct 2019	**Jul 2012**	Jul 2009	Dec 2007

Class B-3

Percent of Pricing Speed	0%	50%	100%	150%	200%
WAL (yrs.)	25.64	8.68	**4.59**	3.48	2.69
Principal Window (mths.)	253-346	52-174	**37-90**	38-58	31-41
Final Maturity Date	Jan 2033	Sep 2018	**Sep 2011**	Jan 2009	Aug 2007

DESCRIPTION OF THE COLLATERAL

TOTAL COLLATERAL

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of March 1, 2004.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	2,503	
Aggregate Current Principal Balance:	$403,601,303	
Current Principal Balance:	$161,247	$3,538 – $811,404
Original Principal Balance:	$161,916	$10,000 – $850,000
Current Mortgage Rate:	7.51%	3.54% - 14.20%
Stated Remaining Term (months):	343	7 – 360
Fixed-Rate Mortgage Loans:	25.63%	
Adjustable-Rate Mortgage Loans:	74.37%	
1st Lien:	95.02%	
Prepay Flag:	74.12%	
Simple Interest Loans:	0.55%	
Bankruptcy Flag:	0.30%	
Forbearance Flag:	0.17%	
BC Loan Flag:	88.09%	
Section 32 Loans:	0.02%	
Balloon Flag:	3.97%	
Adjustable Rate Loan Margin: (ARM Only)	5.87%	2.38% – 9.88%
Lifetime Maximum Interest Rate: (ARM Only)	13.48%	6.00% - 18.99%
Lifetime Minimum Interest Rate*: (ARM Only)	7.32%	3.00% – 12.75%
Next Interest Rate Change Date: (ARM Only)	January 2006	April 2004 – February 2009
Seasoning (months):	4	0 – 279
Combined LTV at Origination:	81.85%	11.11% - 120.01%
Borrower FICO:*	632	453 - 803

* Excludes Zero Values

TOTAL COLLATERAL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	71	$1,483,988.03	0.37%
25,000.01 - 50,000.00	291	11,054,066.91	2.73
50,000.01 - 75,000.00	294	18,235,403.75	4.50
75,000.01 - 100,000.00	267	23,372,107.00	5.77
100,000.01 - 125,000.00	229	25,827,956.00	6.37
125,000.01 - 150,000.00	258	35,465,292.00	8.75
150,000.01 - 175,000.00	205	33,217,524.00	8.20
175,000.01 - 200,000.00	198	37,128,340.18	9.16
200,000.01 - 225,000.00	117	24,853,897.00	6.13
225,000.01 - 250,000.00	107	25,402,576.00	6.27
250,000.01 - 275,000.00	92	24,112,833.00	5.95
275,000.01 - 300,000.00	85	24,379,979.00	6.02
300,000.01 - 333,700.00	58	18,443,909.00	4.55
333,700.01 - 350,000.00	28	9,578,869.00	2.36
350,000.01 - 500,000.00	152	62,307,694.00	15.37
500,000.01 -1,000,000.00	51	30,410,590.00	7.50
Total:	**2,503**	**$405,275,024.87**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	82	$1,562,415.33	0.39%
25,000.01 - 50,000.00	293	11,115,660.63	2.75
50,000.01 - 75,000.00	287	17,878,604.15	4.43
75,000.01 - 100,000.00	263	23,043,495.78	5.71
100,000.01 - 125,000.00	233	26,328,279.03	6.52
125,000.01 - 150,000.00	254	34,920,248.84	8.65
150,000.01 - 175,000.00	206	33,378,599.25	8.27
175,000.01 - 200,000.00	196	36,751,372.48	9.11
200,000.01 - 225,000.00	117	24,814,477.49	6.15
225,000.01 - 250,000.00	108	25,603,320.83	6.34
250,000.01 - 275,000.00	91	23,825,593.76	5.90
275,000.01 - 300,000.00	84	24,073,341.59	5.96
300,000.01 - 333,700.00	60	18,984,335.78	4.70
333,700.01 - 350,000.00	27	9,241,195.19	2.29
350,000.01 - 500,000.00	151	61,760,198.18	15.30
500,000.01 -1,000,000.00	51	30,320,165.08	7.51
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Current Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.500 - 3.999	2	$615,005.73	0.15%
4.000 - 4.499	5	1,062,752.48	0.26
4.500 - 4.999	9	2,985,740.54	0.74
5.000 - 5.499	10	2,610,479.53	0.65
5.500 - 5.999	101	23,830,022.49	5.90
6.000 - 6.499	168	37,771,933.08	9.36
6.500 - 6.999	445	97,326,858.47	24.11
7.000 - 7.499	303	59,783,100.90	14.81
7.500 - 7.999	382	69,397,704.29	17.19
8.000 - 8.499	218	34,247,021.31	8.49
8.500 - 8.999	246	31,574,462.76	7.82
9.000 - 9.499	104	10,849,802.99	2.69
9.500 - 9.999	141	11,561,436.02	2.86
10.000 - 10.499	134	8,150,987.82	2.02
10.500 - 10.999	96	5,162,731.50	1.28
11.000 - 11.499	46	2,631,978.13	0.65
11.500 - 11.999	54	2,579,870.62	0.64
12.000 - 12.499	18	731,999.95	0.18
12.500 - 12.999	13	540,414.52	0.13
13.000 - 13.499	5	105,080.61	0.03
13.500 - 13.999	2	29,756.57	0.01
14.000 - 14.499	1	52,163.08	0.01
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Stated Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 - 60	11	$114,149.74	0.03%
61 - 120	32	1,145,422.72	0.28
121 - 180	411	23,624,647.52	5.85
181 - 240	40	2,584,696.62	0.64
241 - 300	42	7,081,011.47	1.75
301 - 360	1,967	369,051,375.32	91.44
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	2,282	$376,310,995.87	93.24%
7 - 12	76	13,014,717.22	3.22
13 - 18	12	1,955,175.76	0.48
19 - 24	11	972,322.20	0.24
25 - 30	14	942,422.23	0.23
31 - 36	12	680,600.69	0.17
37 - 42	7	289,470.70	0.07
43 - 48	10	1,251,954.33	0.31
49 - 54	11	2,089,728.51	0.52
55 - 60	12	1,920,731.37	0.48
61+	56	4,173,184.51	1.03
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	397	$19,191,575.95	4.76%
25.01 - 30.00	21	1,298,941.48	0.32
30.01 - 35.00	11	606,646.37	0.15
35.01 - 40.00	10	1,061,164.17	0.26
40.01 - 45.00	17	2,153,184.20	0.53
45.01 - 50.00	21	3,460,439.68	0.86
50.01 - 55.00	36	4,813,958.30	1.19
55.01 - 60.00	51	7,917,353.40	1.96
60.01 - 65.00	75	11,696,155.92	2.90
65.01 - 70.00	109	21,804,114.97	5.40
70.01 - 75.00	196	34,053,306.66	8.44
75.01 - 80.00	721	137,337,188.72	34.03
80.01 - 85.00	197	37,248,624.61	9.23
85.01 - 90.00	345	67,981,508.49	16.84
90.01 - 95.00	200	40,016,481.22	9.91
95.01 - 100.00	90	12,175,621.49	3.02
100.01 - 105.00	4	492,134.93	0.12
105.01 - 110.00	2	292,902.83	0.07
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	5	$214,481.03	0.05%
25.01 - 30.00	5	682,447.87	0.17
30.01 - 35.00	6	489,468.50	0.12
35.01 - 40.00	6	787,067.56	0.20
40.01 - 45.00	16	2,104,393.73	0.52
45.01 - 50.00	21	3,460,439.68	0.86
50.01 - 55.00	36	4,813,958.30	1.19
55.01 - 60.00	52	8,010,169.32	1.98
60.01 - 65.00	75	11,703,260.72	2.90
65.01 - 70.00	113	21,926,829.03	5.43
70.01 - 75.00	199	34,183,547.70	8.47
75.01 - 80.00	726	137,580,557.67	34.09
80.01 - 85.00	199	37,342,375.23	9.25
85.01 - 90.00	360	68,566,231.35	16.99
90.01 - 95.00	218	40,778,595.07	10.10
95.01 - 100.00	446	29,739,845.09	7.37
100.01 - 105.00	13	827,038.43	0.20
105.01 - 110.00	5	352,912.21	0.09
110.01 - 115.00	1	4,994.45	0.00
120.01 - 125.00	1	32,690.45	0.01
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Primary	2,256	$368,014,537.41	91.18%
Investor	229	31,549,174.53	7.82
Second Home	18	4,037,591.45	1.00
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	1,840	$289,524,437.70	71.74%
PUD	267	45,133,212.75	11.18
Condominium	198	26,727,759.03	6.62
Two Family	129	26,186,908.16	6.49
Three Family	40	9,853,599.25	2.44
Four Family	15	4,163,478.38	1.03
Lo-Rise Condominium	2	616,612.43	0.15
Townhouse	3	587,140.19	0.15
Hi-Rise Condominium	5	513,406.67	0.13
Manufactured Housing	4	294,748.83	0.07
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	1,256	$192,059,373.29	47.59%
Cash Out Refinance	1,105	186,477,560.97	46.20
Rate/Term Refinance	142	25,064,369.13	6.21
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Documentation	1,233	$188,058,664.01	46.60%
Stated Income	995	169,545,059.38	42.01
No Documentation	134	18,942,658.04	4.69
Alternate	71	17,478,200.98	4.33
Limited Documentation	56	8,450,261.48	2.09
Not Available	2	477,937.38	0.12
Missing Documentation	7	415,789.32	0.10
Streamlined Documentation	5	232,732.80	0.06
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2/28 Hybrid ARM	1,399	$268,273,481.27	66.47%
Fixed	655	87,410,346.37	21.66
3/27 Hybrid ARM	123	22,407,072.26	5.55
Fixed Balloon	292	16,017,736.96	3.97
5/25 Hybrid ARM	19	4,762,232.27	1.18
One Month LIBOR ARM	10	3,846,257.18	0.95
Six Month LIBOR ARM	5	884,177.08	0.22
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Six Month LIBOR	1,541	$295,315,803.33	73.17%
Fixed	947	103,428,083.33	25.63
One Month LIBOR	10	3,846,257.18	0.95
One Year LIBOR	3	778,706.17	0.19
One Year CMT	2	232,453.38	0.06
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
California	795	$160,163,219.40	39.68%
Florida	337	41,196,633.90	10.21
New York	103	27,961,062.06	6.93
Illinois	100	15,317,528.57	3.80
Maryland	79	14,480,987.26	3.59
Arizona	94	12,855,628.92	3.19
New Jersey	55	11,170,905.96	2.77
Texas	116	10,892,047.39	2.70
Virginia	51	10,329,972.53	2.56
Michigan	70	9,466,143.97	2.35
Nevada	58	8,629,610.44	2.14
Colorado	55	8,449,338.56	2.09
Washington	48	7,826,658.64	1.94
Massachusetts	35	7,264,426.39	1.80
Ohio	57	5,845,278.77	1.45
Pennsylvania	45	5,054,450.75	1.25
Oregon	32	4,195,484.88	1.04
Connecticut	30	4,182,999.17	1.04
Other	343	38,318,925.83	9.49
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Original Prepayment Penalty Term for Mortgage Loans

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
No Penalty	629	$104,448,036.67	25.88%
6	2	316,827.58	0.08
12	53	11,033,354.04	2.73
24	1,335	222,439,783.44	55.11
30	10	486,122.53	0.12
36	445	60,422,704.61	14.97
48	1	114,807.24	0.03
60	25	3,628,104.67	0.90
Other	3	711,562.61	0.18
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	2	$148,502.55	0.04%
< 500	26	2,363,760.72	0.59
500 - 525	190	28,992,936.39	7.18
526 - 550	195	30,666,679.08	7.60
551 - 575	198	30,750,118.10	7.62
576 - 600	216	34,938,554.01	8.66
601 - 625	316	50,729,338.16	12.57
626 - 650	358	59,343,726.56	14.70
651 - 675	367	56,413,686.28	13.98
676 - 700	257	43,657,045.35	10.82
701 - 725	159	27,436,158.25	6.80
726 - 750	133	22,956,312.20	5.69
751 - 775	56	11,202,824.42	2.78
776 - 800	29	3,832,702.75	0.95
801 - 825	1	168,958.57	0.04
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Delinquency Status of Mortgage Loans

Delinquency Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Current	2,503	$403,601,303.39	100.00%
Total:	**2,503**	**$403,601,303.39**	**100.00%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2.000 - 2.499	1	$293,258.08	0.10%
2.500 - 2.999	4	933,459.06	0.31
3.000 - 3.499	43	13,303,421.91	4.43
3.500 - 3.999	26	8,128,694.34	2.71
4.000 - 4.499	22	5,728,897.29	1.91
4.500 - 4.999	50	9,602,763.17	3.20
5.000 - 5.499	198	35,233,717.65	11.74
5.500 - 5.999	240	48,336,351.54	16.10
6.000 - 6.499	515	99,856,034.58	33.27
6.500 - 6.999	325	57,799,749.11	19.26
7.000 - 7.499	69	10,998,798.06	3.66
7.500 - 7.999	39	6,631,185.29	2.21
8.000 - 8.499	12	1,572,626.36	0.52
8.500 - 8.999	7	880,718.23	0.29
9.000 - 9.499	2	641,746.34	0.21
9.500 - 9.999	3	231,799.05	0.08
Total:	**1,556**	**$300,173,220.06**	**100.00%**

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
April 2004	12	$3,998,454.40	1.33%
May 2004	2	228,078.18	0.08
June 2004	4	405,166.76	0.13
July 2004	3	122,295.64	0.04
August 2004	1	539,750.00	0.18
September 2004	2	449,873.46	0.15
November 2004	3	691,565.41	0.23
December 2004	1	132,563.53	0.04
May 2005	7	1,322,310.47	0.44
June 2005	5	875,823.75	0.29
July 2005	11	1,639,079.37	0.55
August 2005	4	972,714.06	0.32
September 2005	2	249,555.61	0.08
October 2005	7	774,418.39	0.26
November 2005	58	9,043,258.30	3.01
December 2005	690	142,765,137.30	47.56
January 2006	420	77,356,875.37	25.77
February 2006	183	31,689,514.55	10.56
April 2006	1	95,334.81	0.03
June 2006	2	111,126.71	0.04
July 2006	2	130,537.66	0.04
October 2006	5	800,217.00	0.27
November 2006	24	4,868,199.06	1.62
December 2006	53	10,076,359.16	3.36
January 2007	27	4,347,358.54	1.45
February 2007	8	1,725,420.30	0.57
June 2008	1	273,368.69	0.09
October 2008	1	284,800.00	0.09
November 2008	4	978,942.58	0.33
December 2008	7	1,915,203.08	0.64
January 2009	4	885,117.92	0.29
February 2009	2	424,800.00	0.14
Total:	**1,556**	**$300,173,220.06**	**100.00%**

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
6.000 - 6.499	1	$235,765.06	0.08%
9.500 - 9.999	2	596,070.01	0.20
10.000 - 10.499	3	505,822.07	0.17
10.500 - 10.999	9	2,312,760.22	0.77
11.000 - 11.499	6	1,534,878.09	0.51
11.500 - 11.999	80	19,426,052.61	6.47
12.000 - 12.499	118	30,075,849.82	10.02
12.500 - 12.999	292	69,429,516.87	23.13
13.000 - 13.499	189	40,154,841.64	13.38
13.500 - 13.999	289	53,389,447.49	17.79
14.000 - 14.499	165	27,776,492.53	9.25
14.500 - 14.999	155	22,540,482.67	7.51
15.000 - 15.499	67	9,173,810.75	3.06
15.500 - 15.999	99	13,925,174.61	4.64
16.000 - 16.499	35	4,907,547.06	1.63
16.500 - 16.999	26	2,538,522.72	0.85
17.000 - 17.499	10	1,006,816.38	0.34
17.500 - 17.999	5	315,550.85	0.11
18.000 - 18.499	2	214,922.99	0.07
18.500 - 18.999	3	112,895.62	0.04
Total:	**1,556**	**$300,173,220.06**	**100.00%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
<= 0.499	112	$23,640,559.54	7.88%
3.000 - 3.499	6	1,587,056.23	0.53
4.000 - 4.499	3	830,299.10	0.28
4.500 - 4.999	11	3,457,426.68	1.15
5.000 - 5.499	6	1,834,465.65	0.61
5.500 - 5.999	79	18,705,435.25	6.23
6.000 - 6.499	110	25,756,921.13	8.58
6.500 - 6.999	316	72,020,338.33	23.99
7.000 - 7.499	209	41,931,632.63	13.97
7.500 - 7.999	259	47,532,127.58	15.83
8.000 - 8.499	141	23,849,490.23	7.95
8.500 - 8.999	155	21,759,664.84	7.25
9.000 - 9.499	48	6,190,966.59	2.06
9.500 - 9.999	55	6,753,758.91	2.25
10.000 - 10.499	19	2,185,124.85	0.73
10.500 - 10.999	14	974,702.51	0.32
11.000 - 11.499	8	914,598.91	0.30
11.500 - 11.999	3	188,409.70	0.06
12.000 - 12.499	1	19,491.35	0.01
12.500 - 12.999	1	40,750.05	0.01
Total:	**1,556**	**$300,173,220.06**	**100.00%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	84	$15,021,373.91	5.00%
1.500	105	18,353,434.67	6.11
2.000	20	5,596,033.96	1.86
2.985	2	624,000.00	0.21
3.000	1,324	253,799,111.66	84.55
3.055	7	2,928,999.10	0.98
4.000	5	1,202,676.64	0.40
5.000	9	2,647,590.12	0.88
Total:	**1,556**	**$300,173,220.06**	**100.00%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	1,431	$275,822,987.72	91.89%
1.500	106	18,583,397.05	6.19
2.000	5	1,011,159.55	0.34
2.500	5	1,202,676.64	0.40
3.000	9	3,552,999.10	1.18
Total:	**1,556**	**$300,173,220.06**	**100.00%**

DESCRIPTION OF THE COLLATERAL

GROUP I COLLATERAL

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of March 1, 2004.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	2,032	
Aggregate Current Principal Balance:	$301,106,683	
Current Principal Balance:	$148,182	$3,538 - $484,201
Original Principal Balance:	$148,741	$10,000 - $485,000
Current Mortgage Rate:	7.52%	3.54% - 12.75%
Stated Remaining Term (months):	346	7 – 360
Fixed-Rate Mortgage Loans:	24.00%	
Adjustable-Rate Mortgage Loans:	76.00%	
1st Lien:	96.81%	
Prepay Flag:	75.95%	
Simple Interest Loans:	0.55%	
Bankruptcy Flag:	0.28%	
Forbearance Flag:	0.22%	
BC Loan Flag:	87.30%	
Section 32 Loans:	0.00%	
Balloon Flag:	3.18%	
Adjustable Rate Loan Margin: (ARM Only)	5.94%	2.38% - 9.88%
Lifetime Maximum Interest Rate: (ARM Only)	13.62%	6.00% - 18.99%
Lifetime Minimum Interest Rate*: (ARM Only)	7.43%	3.00% - 12.75%
Next Interest Rate Change Date: (ARM Only)	January 2006	April 2004 – February 2009
Seasoning (months):	4	0 – 279
Combined LTV at Origination:	81.23%	11.11% - 120.01%
Borrower FICO:*	628	453 - 803

* Excludes Zero Values

GROUP I COLLATERAL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	30	$618,232.87	0.20%
25,000.01 - 50,000.00	171	6,627,730.27	2.19
50,000.01 - 75,000.00	231	14,454,504.22	4.78
75,000.01 - 100,000.00	237	20,740,389.00	6.86
100,000.01 - 125,000.00	219	24,682,646.00	8.17
125,000.01 - 150,000.00	253	34,788,687.00	11.51
150,000.01 - 175,000.00	203	32,893,324.00	10.88
175,000.01 - 200,000.00	194	36,388,340.18	12.04
200,000.01 - 225,000.00	117	24,853,897.00	8.22
225,000.01 - 250,000.00	105	24,944,576.00	8.25
250,000.01 - 275,000.00	91	23,860,833.00	7.89
275,000.01 - 300,000.00	85	24,379,979.00	8.07
300,000.01 - 333,700.00	57	18,123,909.00	6.00
333,700.01 - 350,000.00	8	2,713,950.00	0.90
350,000.01 - 500,000.00	31	12,169,880.00	4.03
Total:	**2,032**	**$302,240,877.54**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	39	$745,464.71	0.25%
25,000.01 - 50,000.00	171	6,615,641.12	2.20
50,000.01 - 75,000.00	228	14,321,148.75	4.76
75,000.01 - 100,000.00	233	20,418,507.32	6.78
100,000.01 - 125,000.00	223	25,185,293.82	8.36
125,000.01 - 150,000.00	249	34,249,049.91	11.37
150,000.01 - 175,000.00	204	33,054,831.17	10.98
175,000.01 - 200,000.00	192	36,012,226.03	11.96
200,000.01 - 225,000.00	117	24,814,477.49	8.24
225,000.01 - 250,000.00	106	25,148,200.53	8.35
250,000.01 - 275,000.00	90	23,573,795.28	7.83
275,000.01 - 300,000.00	84	24,073,341.59	7.99
300,000.01 - 333,700.00	58	18,370,003.60	6.10
333,700.01 - 350,000.00	7	2,375,716.29	0.79
350,000.01 - 500,000.00	31	12,148,985.12	4.03
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.500 - 3.999	2	$615,005.73	0.20%
4.000 - 4.499	4	608,002.48	0.20
4.500 - 4.999	5	1,112,240.54	0.37
5.000 - 5.499	7	1,136,387.54	0.38
5.500 - 5.999	82	15,762,108.37	5.23
6.000 - 6.499	135	24,405,916.00	8.11
6.500 - 6.999	383	72,085,873.27	23.94
7.000 - 7.499	265	42,792,979.02	14.21
7.500 - 7.999	350	55,499,435.46	18.43
8.000 - 8.499	206	29,819,353.83	9.90
8.500 - 8.999	237	28,566,538.61	9.49
9.000 - 9.499	103	10,450,218.89	3.47
9.500 - 9.999	138	11,076,894.67	3.68
10.000 - 10.499	88	5,291,320.15	1.76
10.500 - 10.999	14	898,514.00	0.30
11.000 - 11.499	8	737,243.07	0.24
11.500 - 11.999	3	188,409.70	0.06
12.000 - 12.499	1	19,491.35	0.01
12.500 - 12.999	1	40,750.05	0.01
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Stated Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 - 60	6	$71,097.33	0.02%
61 - 120	19	833,640.15	0.28
121 - 180	233	14,844,438.77	4.93
181 - 240	17	1,424,602.03	0.47
241 - 300	32	3,491,275.63	1.16
301 - 360	1,725	280,441,628.82	93.14
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	1,868	$283,755,384.03	94.24%
7 - 12	63	8,437,600.59	2.80
13 - 18	10	1,526,206.84	0.51
19 - 24	10	918,635.58	0.31
25 - 30	11	535,990.59	0.18
31 - 36	7	460,324.65	0.15
37 - 42	3	137,172.68	0.05
43 - 48	2	317,479.93	0.11
49 - 54	5	1,134,669.92	0.38
55 - 60	8	379,902.79	0.13
61+	45	3,503,315.13	1.16
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	184	$8,992,821.62	2.99%
25.01 - 30.00	13	1,073,277.42	0.36
30.01 - 35.00	7	514,288.19	0.17
35.01 - 40.00	9	1,027,542.95	0.34
40.01 - 45.00	16	2,141,024.59	0.71
45.01 - 50.00	19	2,666,928.18	0.89
50.01 - 55.00	33	4,390,823.47	1.46
55.01 - 60.00	47	6,603,435.37	2.19
60.01 - 65.00	66	9,781,590.94	3.25
65.01 - 70.00	95	15,385,770.05	5.11
70.01 - 75.00	180	27,266,137.19	9.06
75.01 - 80.00	642	107,615,993.70	35.74
80.01 - 85.00	160	23,145,302.94	7.69
85.01 - 90.00	296	49,313,380.84	16.38
90.01 - 95.00	175	30,108,316.38	10.00
95.01 - 100.00	85	10,359,408.07	3.44
100.01 - 105.00	3	427,738.00	0.14
105.01 - 110.00	2	292,902.83	0.10
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	4	$164,481.03	0.05%
25.01 - 30.00	5	682,447.87	0.23
30.01 - 35.00	6	489,468.50	0.16
35.01 - 40.00	6	787,067.56	0.26
40.01 - 45.00	15	2,092,234.12	0.69
45.01 - 50.00	19	2,666,928.18	0.89
50.01 - 55.00	33	4,390,823.47	1.46
55.01 - 60.00	47	6,606,287.13	2.19
60.01 - 65.00	66	9,788,695.74	3.25
65.01 - 70.00	96	15,415,391.76	5.12
70.01 - 75.00	181	27,287,624.35	9.06
75.01 - 80.00	644	107,688,937.47	35.76
80.01 - 85.00	161	23,163,937.62	7.69
85.01 - 90.00	307	49,698,464.00	16.51
90.01 - 95.00	181	30,393,446.02	10.09
95.01 - 100.00	248	18,806,407.37	6.25
100.01 - 105.00	8	622,643.02	0.21
105.01 - 110.00	4	328,707.07	0.11
120.01 - 125.00	1	32,690.45	0.01
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Primary	1,806	$271,386,603.33	90.13%
Investor	213	28,028,133.17	9.31
Second Home	13	1,691,946.23	0.56
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	1,495	$214,607,752.95	71.27%
PUD	204	30,028,898.63	9.97
Two Family	117	23,174,485.75	7.70
Condominium	159	20,622,201.36	6.85
Three Family	37	8,018,770.20	2.66
Four Family	11	3,467,284.62	1.15
Lo-Rise Condo	2	616,612.43	0.20
Hi-Rise Condo	5	513,406.67	0.17
Townhouse	2	57,270.12	0.02
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Cash Out Refinance	936	$142,476,620.30	47.32%
Purchase	971	140,408,518.36	46.63
Rate/Term Refinance	125	18,221,544.07	6.05
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Documentation	1,052	$148,954,825.19	49.47%
Stated Income	769	122,760,902.49	40.77
No Documentation	105	15,269,028.67	5.07
Alternate	48	7,231,424.60	2.40
Limited Documentation	47	5,892,363.78	1.96
Not Available	2	477,937.38	0.16
Missing Documentation	4	287,467.82	0.10
Streamlined	5	232,732.80	0.08
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2/28 Hybrid ARM	1,256	$204,721,840.68	67.99%
Fixed	473	62,688,404.26	20.82
3/27 Hybrid ARM	115	18,531,111.76	6.15
Fixed Balloon	162	9,588,659.50	3.18
5/25 Hybrid ARM	18	4,386,232.27	1.46
One Month LIBOR ARM	4	846,007.18	0.28
Six Month LIBOR ARM	4	344,427.08	0.11
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Six Month LIBOR	1,388	$226,972,452.24	75.38%
Fixed	635	72,277,063.76	24.00
One Month LIBOR	4	846,007.18	0.28
One Year LIBOR	3	778,706.17	0.26
One Year CMT	2	232,453.38	0.08
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
California	591	$103,962,152.16	34.53%
Florida	284	34,310,793.49	11.39
New York	88	21,610,336.71	7.18
Illinois	87	12,526,668.36	4.16
Maryland	66	11,429,335.74	3.80
Arizona	78	9,735,464.71	3.23
New Jersey	49	9,506,992.69	3.16
Texas	94	8,583,329.93	2.85
Michigan	63	7,889,849.80	2.62
Colorado	47	7,246,408.60	2.41
Massachusetts	27	6,615,528.49	2.20
Virginia	39	6,471,334.88	2.15
Nevada	42	5,667,890.67	1.88
Washington	39	5,175,590.25	1.72
Ohio	47	4,689,872.42	1.56
Pennsylvania	42	4,352,926.52	1.45
Minnesota	24	3,957,669.61	1.31
Connecticut	28	3,787,170.57	1.26
Utah	20	3,503,508.85	1.16
Oregon	24	3,474,997.98	1.15
Indiana	36	3,109,637.13	1.03
Other	217	23,499,223.17	7.80
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Original Prepayment Penalty Term for Mortgage Loans

Original Prepayment Penalty Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
No Penalty	477	$72,413,626.82	24.05%
6	2	316,827.58	0.11
12	46	8,601,854.00	2.86
24	1,139	172,729,595.23	57.36
30	6	367,204.51	0.12
36	361	46,481,676.21	15.44
Other	1	195,898.38	0.07
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	2	$148,502.55	0.05%
< 500	21	2,220,818.31	0.74
500 - 525	179	26,823,433.75	8.91
526 - 550	161	22,300,504.00	7.41
551 - 575	176	24,439,826.37	8.12
576 - 600	190	27,320,785.64	9.07
601 - 625	248	36,808,642.13	12.22
626 - 650	257	39,593,234.44	13.15
651 - 675	282	43,156,085.64	14.33
676 - 700	205	32,192,059.52	10.69
701 - 725	134	20,390,354.19	6.77
726 - 750	105	15,850,042.81	5.26
751 - 775	44	6,224,578.44	2.07
776 - 800	27	3,468,856.37	1.15
801 - 825	1	168,958.57	0.06
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Delinquency Status of Mortgage Loans

Delinquency Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Current	2,032	$301,106,682.73	100.00%
Total:	**2,032**	**$301,106,682.73**	**100.00%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2.000 - 2.499	1	$293,258.08	0.13%
2.500 - 2.999	3	554,201.03	0.24
3.000 - 3.499	32	8,238,189.62	3.60
3.500 - 3.999	15	2,987,227.91	1.31
4.000 - 4.499	17	3,339,993.34	1.46
4.500 - 4.999	48	8,832,034.70	3.86
5.000 - 5.499	188	30,703,900.95	13.42
5.500 - 5.999	207	34,898,558.64	15.25
6.000 - 6.499	457	71,936,299.61	31.44
6.500 - 6.999	305	49,466,129.56	21.62
7.000 - 7.499	64	9,020,434.43	3.94
7.500 - 7.999	37	5,732,298.09	2.51
8.000 - 8.499	12	1,572,626.36	0.69
8.500 - 8.999	7	880,718.23	0.38
9.000 - 9.499	1	141,949.37	0.06
9.500 - 9.999	3	231,799.05	0.10
Total:	**1,397**	**$228,829,618.97**	**100.00%**

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
April 2004	6	$998,204.40	0.44%
May 2004	2	228,078.18	0.10
June 2004	4	405,166.76	0.18
July 2004	3	122,295.64	0.05
September 2004	1	137,850.20	0.06
November 2004	2	273,573.06	0.12
December 2004	1	132,563.53	0.06
May 2005	7	1,322,310.47	0.58
June 2005	5	875,823.75	0.38
July 2005	10	1,271,191.95	0.56
August 2005	4	972,714.06	0.43
September 2005	2	249,555.61	0.11
October 2005	7	774,418.39	0.34
November 2005	57	8,640,781.39	3.78
December 2005	600	101,315,536.87	44.28
January 2006	385	62,052,232.23	27.12
February 2006	169	26,392,497.47	11.53
April 2006	1	95,334.81	0.04
June 2006	2	111,126.71	0.05
July 2006	2	130,537.66	0.06
October 2006	5	800,217.00	0.35
November 2006	22	3,893,169.91	1.70
December 2006	48	7,625,148.11	3.33
January 2007	27	4,347,358.54	1.90
February 2007	7	1,275,700.00	0.56
June 2008	1	273,368.69	0.12
October 2008	1	284,800.00	0.12
November 2008	4	978,942.58	0.43
December 2008	6	1,539,203.08	0.67
January 2009	4	885,117.92	0.39
February 2009	2	424,800.00	0.19
Total:	**1,397**	**$228,829,618.97**	**100.00%**

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
6.000 - 6.499	1	$235,765.06	0.10%
9.500 - 9.999	2	596,070.01	0.26
10.000 - 10.499	3	505,822.07	0.22
10.500 - 10.999	7	1,555,079.98	0.68
11.000 - 11.499	4	732,786.10	0.32
11.500 - 11.999	67	13,804,226.36	6.03
12.000 - 12.499	87	16,515,021.40	7.22
12.500 - 12.999	248	49,532,868.18	21.65
13.000 - 13.499	162	27,412,441.52	11.98
13.500 - 13.999	269	44,105,368.21	19.27
14.000 - 14.499	158	24,310,045.76	10.62
14.500 - 14.999	148	19,652,097.67	8.59
15.000 - 15.499	66	8,774,226.65	3.83
15.500 - 15.999	97	13,157,383.63	5.75
16.000 - 16.499	33	4,063,731.07	1.78
16.500 - 16.999	26	2,538,522.72	1.11
17.000 - 17.499	9	694,793.12	0.30
17.500 - 17.999	5	315,550.85	0.14
18.000 - 18.499	2	214,922.99	0.09
18.500 - 18.999	3	112,895.62	0.05
Total:	**1,397**	**$228,829,618.97**	**100.00%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
<= 0.499	97	$17,080,406.58	7.46%
3.000 - 3.499	6	1,587,056.23	0.69
4.000 - 4.499	2	375,549.10	0.16
4.500 - 4.999	7	1,583,926.68	0.69
5.000 - 5.499	4	795,887.39	0.35
5.500 - 5.999	65	12,826,289.89	5.61
6.000 - 6.499	87	16,395,938.80	7.17
6.500 - 6.999	273	52,719,967.65	23.04
7.000 - 7.499	184	29,893,534.04	13.06
7.500 - 7.999	239	38,223,039.76	16.70
8.000 - 8.499	135	20,911,873.99	9.14
8.500 - 8.999	153	20,797,742.67	9.09
9.000 - 9.499	47	5,791,382.49	2.53
9.500 - 9.999	54	6,335,766.56	2.77
10.000 - 10.499	18	1,685,327.88	0.74
10.500 - 10.999	14	974,702.51	0.43
11.000 - 11.499	7	602,575.65	0.26
11.500 - 11.999	3	188,409.70	0.08
12.000 - 12.499	1	19,491.35	0.01
12.500 - 12.999	1	40,750.05	0.02
Total:	**1,397**	**$228,829,618.97**	**100.00%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	78	$12,195,938.85	5.33%
1.500	102	17,131,785.95	7.49
2.000	17	4,008,337.56	1.75
2.985	1	272,000.00	0.12
3.000	1,185	191,810,559.77	83.82
3.055	2	280,749.10	0.12
4.000	4	858,657.62	0.38
5.000	8	2,271,590.12	0.99
Total:	**1,397**	**$228,829,618.97**	**100.00%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	1,282	$209,045,304.37	91.35%
1.500	103	17,361,748.33	7.59
2.000	5	1,011,159.55	0.44
2.500	4	858,657.62	0.38
3.000	3	552,749.10	0.24
Total:	**1,397**	**$228,829,618.97**	**100.00%**

DESCRIPTION OF THE COLLATERAL

GROUP II COLLATERAL

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable and fixed-rate home equity loans are listed as of the Cut-off Date of March 1, 2004.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	471	
Aggregate Current Principal Balance:	$102,494,621	
Current Principal Balance:	$217,611	$4,597 - $811,404
Original Principal Balance:	$218,756	$10,075 - $850,000
Current Mortgage Rate:	7.48%	4.32% - 14.20%
Stated Remaining Term (months):	335	25 - 359
Fixed-Rate Mortgage Loans:	30.39%	
Adjustable-Rate Mortgage Loans:	69.61%	
1st Lien:	89.76%	
Prepay Flag:	68.75%	
Simple Interest Loans:	0.53%	
Bankruptcy Flag:	0.36%	
Forbearance Flag:	0.03%	
BC Loan Flag:	90.41%	
Section 32 Loans:	0.08%	
Balloon Flag:	6.27%	
Adjustable Rate Loan Margin: (ARM Only)	5.64%	2.75% - 9.40%
Lifetime Maximum Interest Rate: (ARM Only)	13.04%	10.50% - 17.35%
Lifetime Minimum Interest Rate*: (ARM Only)	6.95%	4.32% - 11.35%
Next Interest Rate Change Date: (ARM Only)	December 2005	April 2004 – December 2008
Seasoning (months):	5	1 – 121
Combined LTV at Origination:	83.69%	17.99% - 111.93%
Borrower FICO:*	643	463 - 779

* Excludes Zero Values

GROUP II COLLATERAL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	41	$865,755.16	0.84%
25,000.01 - 50,000.00	120	4,426,336.64	4.30
50,000.01 - 75,000.00	63	3,780,899.53	3.67
75,000.01 - 100,000.00	30	2,631,718.00	2.55
100,000.01 - 125,000.00	10	1,145,310.00	1.11
125,000.01 - 150,000.00	5	676,605.00	0.66
150,000.01 - 175,000.00	2	324,200.00	0.31
175,000.01 - 200,000.00	4	740,000.00	0.72
225,000.01 - 250,000.00	2	458,000.00	0.44
250,000.01 - 275,000.00	1	252,000.00	0.24
300,000.01 - 333,700.00	1	320,000.00	0.31
333,700.01 - 350,000.00	20	6,864,919.00	6.66
350,000.01 - 500,000.00	121	50,137,814.00	48.66
500,000.01 -1,000,000.00	51	30,410,590.00	29.52
Total:	**471**	**$103,034,147.33**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	43	$816,950.62	0.80%
25,000.01 - 50,000.00	122	4,500,019.51	4.39
50,000.01 - 75,000.00	59	3,557,455.40	3.47
75,000.01 - 100,000.00	30	2,624,988.46	2.56
100,000.01 - 125,000.00	10	1,142,985.21	1.12
125,000.01 - 150,000.00	5	671,198.93	0.65
150,000.01 - 175,000.00	2	323,768.08	0.32
175,000.01 - 200,000.00	4	739,146.45	0.72
225,000.01 - 250,000.00	2	455,120.30	0.44
250,000.01 - 275,000.00	1	251,798.48	0.25
300,000.01 - 333,700.00	2	614,332.18	0.60
333,700.01 - 350,000.00	20	6,865,478.90	6.70
350,000.01 - 500,000.00	120	49,611,213.06	48.40
500,000.01 -1,000,000.00	51	30,320,165.08	29.58
Total:	**471**	**$102,494,620.66**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.000 - 4.499	1	$454,750.00	0.44%
4.500 - 4.999	4	1,873,500.00	1.83
5.000 - 5.499	3	1,474,091.99	1.44
5.500 - 5.999	19	8,067,914.12	7.87
6.000 - 6.499	33	13,366,017.08	13.04
6.500 - 6.999	62	25,240,985.20	24.63
7.000 - 7.499	38	16,990,121.88	16.58
7.500 - 7.999	32	13,898,268.83	13.56
8.000 - 8.499	12	4,427,667.48	4.32
8.500 - 8.999	9	3,007,924.15	2.93
9.000 - 9.499	1	399,584.10	0.39
9.500 - 9.999	3	484,541.35	0.47
10.000 - 10.499	46	2,859,667.67	2.79
10.500 - 10.999	82	4,264,217.50	4.16
11.000 - 11.499	38	1,894,735.06	1.85
11.500 - 11.999	51	2,391,460.92	2.33
12.000 - 12.499	17	712,508.60	0.70
12.500 - 12.999	12	499,664.47	0.49
13.000 - 13.499	5	105,080.61	0.10
13.500 - 13.999	2	29,756.57	0.03
14.000 - 14.499	1	52,163.08	0.05
Total:	**471**	**$102,494,620.66**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Stated Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1 - 60	5	$43,052.41	0.04%
061 - 120	13	311,782.57	0.30
121 - 180	178	8,780,208.75	8.57
181 - 240	23	1,160,094.59	1.13
241 - 300	10	3,589,735.84	3.50
301 - 360	242	88,609,746.50	86.45
Total:	**471**	**$102,494,620.66**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	414	$92,555,611.84	90.30%
7 - 12	13	4,577,116.63	4.47
13 - 18	2	428,968.92	0.42
19 - 24	1	53,686.62	0.05
25 - 30	3	406,431.64	0.40
31 - 36	5	220,276.04	0.21
37 - 42	4	152,298.02	0.15
43 - 48	8	934,474.40	0.91
49 - 54	6	955,058.59	0.93
55 - 60	4	1,540,828.58	1.50
61+	11	669,869.38	0.65
Total:	471	**$102,494,620.66**	**100.00%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	213	$10,198,754.33	9.95%
25.01 - 30.00	8	225,664.06	0.22
30.01 - 35.00	4	92,358.18	0.09
35.01 - 40.00	1	33,621.22	0.03
40.01 - 45.00	1	12,159.61	0.01
45.01 - 50.00	2	793,511.50	0.77
50.01 - 55.00	3	423,134.83	0.41
55.01 - 60.00	4	1,313,918.03	1.28
60.01 - 65.00	9	1,914,564.98	1.87
65.01 - 70.00	14	6,418,344.92	6.26
70.01 - 75.00	16	6,787,169.47	6.62
75.01 - 80.00	79	29,721,195.02	29.00
80.01 - 85.00	37	14,103,321.67	13.76
85.01 - 90.00	49	18,668,127.65	18.21
90.01 - 95.00	25	9,908,164.84	9.67
95.01 - 100.00	5	1,816,213.42	1.77
100.01 - 105.00	1	64,396.93	0.06
Total:	471	**$102,494,620.66**	**100.00%**

citigroup

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	1	$50,000.00	0.05%
40.01 - 45.00	1	12,159.61	0.01
45.01 - 50.00	2	793,511.50	0.77
50.01 - 55.00	3	423,134.83	0.41
55.01 - 60.00	5	1,403,882.19	1.37
60.01 - 65.00	9	1,914,564.98	1.87
65.01 - 70.00	17	6,511,437.27	6.35
70.01 - 75.00	18	6,895,923.35	6.73
75.01 - 80.00	82	29,891,620.20	29.16
80.01 - 85.00	38	14,178,437.61	13.83
85.01 - 90.00	53	18,867,767.35	18.41
90.01 - 95.00	37	10,385,149.05	10.13
95.01 - 100.00	198	10,933,437.72	10.67
100.01 - 105.00	5	204,395.41	0.20
105.01 - 110.00	1	24,205.14	0.02
110.01 - 115.00	1	4,994.45	0.00
Total:	**471**	**$102,494,620.66**	**100.00%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Primary	450	$96,627,934.08	94.28%
Investor	16	3,521,041.36	3.44
Second Home	5	2,345,645.22	2.29
Total:	**471**	**$102,494,620.66**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	345	$74,916,684.75	73.09%
PUD	63	15,104,314.12	14.74
Condominium	39	6,105,557.67	5.96
Two Family	12	3,012,422.41	2.94
Three Family	3	1,834,829.05	1.79
Four Family	4	696,193.76	0.68
Townhouse	1	529,870.07	0.52
Manufactured Housing	4	294,748.83	0.29
Total:	**471**	**$102,494,620.66**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	285	$51,650,854.93	50.39%
Cash Out Refinance	169	44,000,940.67	42.93
Rate/Term Refinance	17	6,842,825.06	6.68
Total:	**471**	**$102,494,620.66**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Stated Income	226	$46,784,156.89	45.65%
Full Documentation	181	39,103,838.82	38.15
Alternate	23	10,246,776.38	10.00
No Documentation	29	3,673,629.37	3.58
Limited Documentation	9	2,557,897.70	2.50
Missing Documentation	3	128,321.50	0.13
Total:	**471**	**$102,494,620.66**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2/28 Hybrid ARM	143	$63,551,640.59	62.00%
Fixed	182	24,721,942.11	24.12
Fixed Balloon	130	6,429,077.46	6.27
3/27 Hybrid ARM	8	3,875,960.50	3.78
One Month LIBOR ARM	6	3,000,250.00	2.93
Six Month LIBOR ARM	1	539,750.00	0.53
5/25 Hybrid ARM	1	376,000.00	0.37
Total:	**471**	**$102,494,620.66**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Six Month LIBOR	153	$68,343,351.09	66.68%
Fixed	312	31,151,019.57	30.39
One Month LIBOR	6	3,000,250.00	2.93
Total:	**471**	**$102,494,620.66**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
California	204	$56,201,067.24	54.83%
Florida	53	6,885,840.41	6.72
New York	15	6,350,725.35	6.20
Virginia	12	3,858,637.65	3.76
Arizona	16	3,120,164.21	3.04
Maryland	13	3,051,651.52	2.98
Nevada	16	2,961,719.77	2.89
Illinois	13	2,790,860.21	2.72
Washington	9	2,651,068.39	2.59
Texas	22	2,308,717.46	2.25
New Jersey	6	1,663,913.27	1.62
Michigan	7	1,576,294.17	1.54
Colorado	8	1,202,929.96	1.17
Ohio	10	1,155,406.35	1.13
New Hampshire	4	1,070,545.08	1.04
Other	63	5,645,079.62	5.51
Total:	**471**	**$102,494,620.66**	**100.00%**

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
No Penalty	152	$32,034,409.85	31.25%
12	7	2,431,500.04	2.37
24	196	49,710,188.21	48.50
30	4	118,918.02	0.12
36	84	13,941,028.40	13.60
48	1	114,807.24	0.11
60	25	3,628,104.67	3.54
Other	2	515,664.23	0.50
Total:	**471**	**$102,494,620.66**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
< 500	5	$142,942.41	0.14%
500 - 525	11	2,169,502.64	2.12
526 - 550	34	8,366,175.08	8.16
551 - 575	22	6,310,291.73	6.16
576 - 600	26	7,617,768.37	7.43
601 - 625	68	13,920,696.03	13.58
626 - 650	101	19,750,492.12	19.27
651 - 675	85	13,257,600.64	12.93
676 - 700	52	11,464,985.83	11.19
701 - 725	25	7,045,804.06	6.87
726 - 750	28	7,106,269.39	6.93
751 - 775	12	4,978,245.98	4.86
776 - 800	2	363,846.38	0.35
Total:	**471**	**$102,494,620.66**	**100.00%**

Delinquency Status of Mortgage Loans

Delinquency Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Current	471	$102,494,620.66	100.00%
Total:	**471**	**$102,494,620.66**	**100.00%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2.500 - 2.999	1	$379,258.03	0.53%
3.000 - 3.499	11	5,065,232.29	7.10
3.500 - 3.999	11	5,141,466.43	7.21
4.000 - 4.499	5	2,388,903.95	3.35
4.500 - 4.999	2	770,728.47	1.08
5.000 - 5.499	10	4,529,816.70	6.35
5.500 - 5.999	33	13,437,792.90	18.84
6.000 - 6.499	58	27,919,734.97	39.13
6.500 - 6.999	20	8,333,619.55	11.68
7.000 - 7.499	5	1,978,363.63	2.77
7.500 - 7.999	2	898,887.20	1.26
9.000 - 9.499	1	499,796.97	0.70
Total:	**159**	**$71,343,601.09**	**100.00%**

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
April 2004	6	$3,000,250.00	4.21%
August 2004	1	539,750.00	0.76
September 2004	1	312,023.26	0.44
November 2004	1	417,992.35	0.59
July 2005	1	367,887.42	0.52
November 2005	1	402,476.91	0.56
December 2005	90	41,449,600.43	58.10
January 2006	35	15,304,643.14	21.45
February 2006	14	5,297,017.08	7.42
November 2006	2	975,029.15	1.37
December 2006	5	2,451,211.05	3.44
February 2007	1	449,720.30	0.63
December 2008	1	376,000.00	0.53
Total:	**159**	**$71,343,601.09**	**100.00%**

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
10.500 - 10.999	2	$757,680.24	1.06%
11.000 - 11.499	2	802,091.99	1.12
11.500 - 11.999	13	5,621,826.25	7.88
12.000 - 12.499	31	13,560,828.42	19.01
12.500 - 12.999	44	19,896,648.69	27.89
13.000 - 13.499	27	12,742,400.12	17.86
13.500 - 13.999	20	9,284,079.28	13.01
14.000 - 14.499	7	3,466,446.77	4.86
14.500 - 14.999	7	2,888,385.00	4.05
15.000 - 15.499	1	399,584.10	0.56
15.500 - 15.999	2	767,790.98	1.08
16.000 - 16.499	2	843,815.99	1.18
17.000 - 17.499	1	312,023.26	0.44
Total:	**159**	**$71,343,601.09**	**100.00%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
<= 0.499	15	$6,560,152.96	9.20%
4.000 - 4.499	1	454,750.00	0.64
4.500 - 4.999	4	1,873,500.00	2.63
5.000 - 5.499	2	1,038,578.26	1.46
5.500 - 5.999	14	5,879,145.36	8.24
6.000 - 6.499	23	9,360,982.33	13.12
6.500 - 6.999	43	19,300,370.68	27.05
7.000 - 7.499	25	12,038,098.59	16.87
7.500 - 7.999	20	9,309,087.82	13.05
8.000 - 8.499	6	2,937,616.24	4.12
8.500 - 8.999	2	961,922.17	1.35
9.000 - 9.499	1	399,584.10	0.56
9.500 - 9.999	1	417,992.35	0.59
10.000 - 10.499	1	499,796.97	0.70
11.000 - 11.499	1	312,023.26	0.44
Total:	**159**	**$71,343,601.09**	**100.00%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	6	$2,825,435.06	3.96%
1.500	3	1,221,648.72	1.71
2.000	3	1,587,696.40	2.23
2.985	1	352,000.00	0.49
3.000	139	61,988,551.89	86.89
3.055	5	2,648,250.00	3.71
4.000	1	344,019.02	0.48
5.000	1	376,000.00	0.53
Total:	**159**	**$71,343,601.09**	**100.00%**

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	149	$66,777,683.35	93.60%
1.500	3	1,221,648.72	1.71
2.500	1	344,019.02	0.48
3.000	6	3,000,250.00	4.21
Total:	**159**	**$71,343,601.09**	**100.00%**

Breakeven Analysis for C-BASS 2004-CB3

Assumptions:	
Loss Severity	40%
Delay	0 Months
Fwd Curves as of:	3/22/04
Closing Date	4/8/04
Servicer	Advance
Stepdown	Fail

Year	Baseline Cum. Defaults
1	0.00
2	1.50
3	3.38
4	4.88
5	6.38
6	7.13
7	7.50

Class M-1	Libor Stress	Multiple of Loss Curve	Cum. Coll Loss (%)	WAL
50% PPV	Forwards	715%	21.44%	7.72
50% PPV	Forwards + 200 bps	650%	19.49%	9.98
50% PPV	Forwards + 400 bps	540%	16.20%	13.51
100% PPV	Forwards	880%	17.54%	3.78
100% PPV	Forwards + 200 bps	735%	16.19%	4.09
100% PPV	Forwards + 400 bps	565%	14.32%	4.58
150% PPV	Forwards	1295%	15.62%	2.65
150% PPV	Forwards + 200 bps	1100%	14.65%	2.79
150% PPV	Forwards + 400 bps	910%	13.47%	2.97

Additional Scenario		805%	18.31%	5.27

Breakeven Analysis for C-BASS 2004-CB3 - 1st $ Loss

Assumptions:	
Loss Severity	40%
Delay	12 Months
Stepdown	Fail
Run to	Maturity
Fwd Curves as of:	3/30/2004
Closing Date	4/8/2004

Class B-1	CDR	Cum. Coll Loss (%)	WAL
75% PPV	10.79	13.29	13.41
100% PPV	11.11	11.26	10.84
125% PPV	11.45	9.85	9.01

Class B-2	CDR	Cum. Coll Loss (%)	WAL
75% PPV	9.56	12.13	14.40
100% PPV	9.65	10.05	11.65
125% PPV	9.76	8.61	9.62

Breakeven Analysis for C-BASS 2004-CB3 - 1st $ Loss

Assumptions:	
CPR	Pricing Speed
Loss Severity	40%
Delay	6 Months
Stepdown	Fail
Run to	Maturity
Libor Fwd Curves as of:	3/30/2004
Tsy Fwd Curves as of:	3/29/2004
Closing Date	4/8/2004

Class M-1	CDR	Cum. Coll Loss (%)	WAL
FWD	24.41	19.88	5.97
FWD + 100 bps	22.65	18.95	6.19
FWD + 200 bps	20.74	17.87	6.43

Class M-2	CDR	Cum. Coll Loss (%)	WAL
FWD	17.03	15.57	7.27
FWD + 100 bps	15.47	14.52	7.53
FWD + 200 bps	13.77	13.32	7.81

Breakeven Analysis for C-BASS 2004-CB3 - 1st $ Loss

Assumptions:	
CPR	Pricing Speed
Loss Severity	50%
Delay	12 Months
Stepdown	Fail
Run to	Maturity
Fwd Libor Curves as of:	3/30/2004
Fwd Tsy Curves as of:	3/29/2004
Closing Date	4/8/2004

Class B-1	% of CDR Curve	Cum. Coll Loss (%)	WAL
FWD	114.57	10.83	10.73
FWD+100	105.38	10.14	10.97
FWD+200	94.14	9.26	11.27
FWD+300	79.64	8.06	11.68

Class B-2	% of CDR Curve	Cum. Coll Loss (%)	WAL
FWD	96.73	9.45	11.57
FWD+100	89.39	8.87	11.78
FWD+200	79.14	8.02	12.09
FWD+300	65.48	6.82	12.51

Class B-3	% of CDR Curve	Cum. Coll Loss (%)	WAL
FWD	75.80	7.72	12.18
FWD+100	70.83	7.29	12.34
FWD+200	65.50	6.82	12.51
FWD+300	53.16	5.68	12.93